UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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07002530

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28569

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Timber Hill LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Brody — 203-618-5806
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

AFFIRMATION

I, Paul Brody, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Timber Hill LLC for the year ended December 31, 2006 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 2/26/07

Signature Date

Chief Financial Officer

Title

[signature]

Notary Public

NANCY ANN NELSON

NOTARY PUBLIC

MY COMMISSION EXPIRES AUG. 31, 2007

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Managing Member and Members of
Timber Hill LLC

We have audited the accompanying statement of financial condition of Timber Hill LLC (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2007

TIMBER HILL LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2006

Assets		
Cash and cash equivalents	$	321,674,730
Cash segregated for regulatory purposes		634,287
Securities borrowed		8,714,649,142
Securities purchased under agreements to resell		85,437,537
Trading assets, at market:		
Financial instruments owned		3,932,014,804
Financial instruments owned and pledged as collateral		7,609,419,100
		11,541,433,904
Other receivables:		
Brokers, dealers and clearing organizations		791,345,023
Affiliates		66,195,549
Interest		42,142,350
		899,682,922
Other assets		34,033,788
Total assets	$	21,597,546,310
Liabilities and members' capital		
Liabilities:		
Trading liabilities - financial instruments sold but not yet purchased, at market	$	11,054,440,366
Securities loaned		7,410,613,385
Securities sold under agreements to repurchase		24,982,931
Short-term borrowings		301,058,674
Other payables:		
Brokers, dealers and clearing organizations		825,347,966
Affiliates		10,798,388
Accounts payable, accrued expenses and other liabilities		42,140,067
Interest		33,455,266
		911,741,687
Liabilities subordinated to the claims of general creditors		280,000,000
Members' capital		1,614,709,267
Total liabilities and members' capital	$	21,597,546,310

See accompanying notes to the statement of financial condition.

1. Organization and Nature of Business

Timber Hill LLC (the "Company") is a broker-dealer and a member of various securities and commodities exchanges. The Company is also a member of the National Futures Association and a registered Futures Commission Merchant ("FCM"). All security and commodity transactions are cleared either by the Company or through other clearing brokers and organizations. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company executes orders and carries positions in commodity futures and options on a limited scale and on an omnibus basis for Interactive Brokers LLC, an affiliated U.S. broker dealer and FCM.

The Company is 99.99% owned by IBG LLC, formerly known as Interactive Brokers Group LLC, ("IBG LLC" or "the Group"). In addition to the Company, The Group is comprised of the following companies: Timber Hill Europe AG ("THE"), Timber Hill Securities Hong Kong Limited ("THSHK"), Timber Hill Australia Pty Limited ("THA"), Timber Hill Canada Company ("THC"), Interactive Brokers LLC ("IB LLC"), Interactive Brokers Canada Inc. ("IBC"), Interactive Brokers (U.K.) Limited ("IBUK"), Interactive Brokers Hungary Kft ("IBH") and IB Exchange Corp. ("IBEC").

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the statement of financial condition and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates. Such estimates include estimated fair value of financial instruments, estimated useful lives of property and equipment, compensation accruals and tax liabilities.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of three months or less, other than those used for trading purposes. At December 31, 2006, currency owned of $279,500,635 is included in cash and cash equivalents and currency sold of $11,836,774 is included in short-term borrowings, also reported at fair value.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide counterparties with collateral, which may be in the form of cash, letters of credit, or other securities. With respect to securities loaned, the Company receives collateral, which may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned.

The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as required contractually. Receivables and payables with the same counterparty are not offset in the statement of financial condition.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at contract value, plus accrued interest. The Company's policy is to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the fair value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned, as required under contractual provisions.

Financial Instruments Owned, at Market

Stocks, government and corporate bonds, futures and options transactions are reported in the financial statements on a trade date basis. The Company also enters into cross-currency swap transactions with certain of its affiliates. These transactions, which are also reported on a trade date basis, are agreements to exchange a fixed amount of one currency for a specified amount of a second currency at the outset and at completion of the swap term. Unrealized mark-to-market gains and losses on cross-currency swap transactions are reported as components of financial instruments owned or financial instruments sold, not yet purchased.

Substantially all financial instruments owned and financial instruments sold, not yet purchased are recorded at fair value based upon quoted market prices. All firm-owned financial instruments pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the financial instruments are classified as financial instruments owned and pledged as collateral in the statement of financial condition.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("fails to deliver") and margin deposits. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). Receivables and payables to brokers, dealers and clearing organizations also include net payables and receivables from unsettled trades.

Foreign Currency Translation

Foreign currency denominated assets and liabilities are translated into U.S. Dollars at the year-end exchange rate.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease, generally three to seven years. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years. Total property and equipment of $5,610,990, net of accumulated depreciation and amortization of $2,711,277, is included in other assets at December 31, 2006.

Income Taxes

The Company operates in the United States as a limited liability company that is treated as a partnership for U.S. federal income tax purposes. Accordingly, the Company's income is not subject to U.S. federal income taxes.

Recently Issued Accounting Pronouncements

In June 2006 the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109", which is effective for fiscal years beginning after December 15, 2006. FIN No. 48 requires enterprises to assess and account for the effect of uncertainty of tax positions taken or to be taken on tax returns in their financial statements. Adoption of FIN No. 48 is not expected to have a material effect on the Company's financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy (i.e., levels 1, 2, and 3,

as defined). Additionally, companies are required to provide enhanced disclosure regarding instruments in the level 3 category, including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. Adoption of SFAS No. 157 is not expected to have a material effect on the Company's financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for financial statements issued for an entity's first fiscal year beginning after November 15, 2007. Management is currently evaluating the impact that adoption of SFAS No. 159 may have on the Company's financial condition.

3. Trading Activities and Related Risks

The Company's trading activities include providing securities market maker and brokerage services to affiliates. Trading activities are generated by affiliate client order flow and the taking of proprietary positions based on expectations of future market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and proprietary positions, along with related hedging and financing.

Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- A regular review of the risk management process by executive management as part of its oversight role;
- Defined risk management policies and procedures supported by a rigorous analytic framework; and
- Articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Market Risk

The Company is exposed to various market risks. Exposures to market risks arise from equity price risk, foreign currency exchange rate fluctuations and changes in interest rates which impact our variable rate debt obligations.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments

and exchange traded derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company:

Equity Price Risk

Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. The Company is subject to equity price risk primarily in securities owned and securities sold, not yet purchased. The Company attempts to limit such risks by diversifying its portfolio across many different options, futures and underlying securities and avoiding concentrations of positions based on the same underlying security.

Currency Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Exchange rate contracts include cross-currency swaps and currency futures contracts. Currency swaps are agreements to exchange future payments in one currency for payments in another currency. These agreements are used to convert assets or liabilities denominated in different currencies. Currency futures are contracts for delayed delivery of currency at a specified future date. The Company uses currency swaps to manage the levels of its non-U.S. dollar currency balances and currency cash and futures to hedge its global exposure.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is exposed to interest rate risk on variable-rate debt, cash and margin balances and positions carried in equity securities, options and futures. These risks are managed through investment policies and by entering into interest rate futures contracts.

Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles and finances various securities transactions for its affiliates and their customers. Execution of these transactions includes the purchase and sale of securities by the Company that exposes the Company to default risk arising from the potential that counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to counterparties. The Company seeks to control the risks associated with its affiliate margin activities by requiring affiliates to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for any losses from the counterparty.

The Company enters into securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. In accordance with industry practice, repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits of cash. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

Off-Balance Sheet Risks

The Company may be exposed to a risk of loss not reflected in the statement of financial condition for certain derivative instruments, including equity options and futures products and for securities sold, but not yet purchased, which represent obligations of the Company to deliver specified securities at contracted prices, which may create a liability to repurchase them in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's cost to liquidate such securities and futures contracts may exceed the amount reported in the Company's statement of financial condition.

4. Securities Owned and Sold But Not Yet Purchased

At December 31, 2006, securities owned and sold but not yet purchased consisted of the following:

	Owned	Sold But Not Yet Purchased
Stocks	$ 8,344,170,119	$ 7,781,403,623
Options	3,017,578,407	3,272,982,658
U.S. Treasury Bills	174,105,705	-
Corporate Bonds	4,862,093	54,085
Currency forward contracts	717,580	-
	$ 11,541,433,904	$ 11,054,440,366

5. Short-Term Borrowings

Short-term borrowings consist primarily of collateralized borrowing facilities with clearing banks in multiple currencies that bear interest at fluctuating overnight rates based on interbank funds rates prevailing in the respective currencies. In addition, the Company had an unsecured overnight bank loan. All short-term borrowings were either repaid on January 2, 2007 or rolled forward. Also included in short-term borrowings at December 31, 2006 is foreign currency sold (Note 2).

As of December 31, 2006, short-term borrowings consisted of:

	Principal	Weighted Average Rates
Overnight borrowing facilities	$ 280,521,900	5.179%
Unsecured bank loan	8,700,000	5.875%
Foreign currency sold	11,836,774	n/a
	$ 301,058,674	

6. Liabilities Subordinated to the Claims of General Creditors

At December 31, 2006, the Company had an unsecured subordinated loan of $280,000,000 with IBG LLC that matures on June 30, 2007 and bears interest at a rate of 7.37%.

7. Commitments, Contingencies and Guarantees

Litigation

The Company is from time to time subject to litigation and other legal proceedings. As of December 31, 2006, the Company had been named as a party to legal actions. The Company intends to vigorously defend these actions as necessary. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management, after consultation with legal counsel, that the resolution of these actions will not have a material adverse effect on the Company's business or financial condition. The Company has not recorded any liability in relation to such litigation matters in the accompanying statement of financial condition as there are no matters for which liabilities are probable and estimable.

Leases - The Company has non-cancelable operating leases covering office space with terms through January 2014, with renewal options through January 2026. One office lease is subject to escalation clauses based on specified costs incurred by the landlord and contains a renewal election.

Minimum future rental payment commitments, inclusive of amounts to be allocated to affiliates, are as follows:

Year	
2007	$ 4,387,199
2008	4,431,010
2009	4,490,669
2010	4,548,411
2011	4,608,071
Thereafter	12,089,880
	$ 34,555,240

Guarantees - The Company provides guarantees to securities and futures clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. In the opinion of management, the Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the statement of financial condition for these arrangements.

8. Related Party Transactions

THE, THC, THA and THSHK are registered securities dealers in Switzerland, Canada, Australia and Hong Kong, respectively, and trade on a proprietary basis and engage in execution and clearing for affiliates. IB LLC, IBUK and IBC are registered broker-dealers in the US, Great Britain and Canada, respectively, and engage in execution and clearing securities services for customers and affiliates. IBH provides the Group with computer programming services and IBEC holds certain of the Group's strategic investments. IBG LLC is the holding company for the group of operating companies. These companies share administrative, financial and technological resources and the broker-dealer and securities dealer operating companies engage in securities transactions such as trade execution in the ordinary course of business with the Company.

Included in assets in the statement of financial condition are the following amounts with related parties at December 31, 2006:

Securities borrowed - stock borrow	$	104,721,111
Financial instruments owned - currency forward contracts	$	717,580
Other receivables:		
Brokers, dealers and clearing organizations:		
Foreign currency settlements receivable	$	295,394,193
Brokerage transactions receivable		54,109
Dividends receivable		163,191
Affiliates:		
Advances receivable	$	2,132,196
Administrative and service fees receivable		4,120,036
Brokerage fees receivable		2,843,317
Loan receivable		57,100,000
Interest	$	912,683

Loans receivable from affiliates of $14,600,000 and $42,500,000 bear interest of 5.55% and 5.80%, respectively. These loans are payable on demand.

Included in liabilities in the statement of financial condition are the following amounts with related parties at December 31, 2006:

Securities loaned, collateralized by cash	$	259,981,484
Securities sold under agreements to repurchase, collateralized by cash	$	24,982,931
Other payables:		
Brokers, dealers and clearing organizations:		
Foreign currency settlements payable	$	344,538,473
Stock settlements payable		14,189,814
Affiliates:		
Advances payable	$	575,039
Consulting and administrative fees payable		6,635,849
Brokerage fees payable		2,534,845
Customers - brokerage transactions payable		1,052,655
Interest	$	6,387,878
Subordinated loan payable (Note 6)	$	280,000,000

9. Segregation of Funds

In accordance with the Commodity Exchange Act, the Company is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers in regulated commodities. At December 31, 2006, segregated funds exceeded such requirements by $262,070. At December 31, 2006, cash in the amount of $634,287 and U.S. Treasury Bills, with a market value of $217,249,558 were segregated.

10. Defined Contribution and Employee Incentive Plans

Defined Contribution Plan

The Group offers substantially all employees of the Company who have met minimum service requirements the opportunity to participate in its defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. The plan provides for the Company to match 50% of the employees' pre-tax contribution, up to a maximum of 10% of eligible earnings. Employees become vested in the matching contribution incrementally over six years.

Employee Incentive Plans

The Company participates in two employee incentive plans sponsored by IBG LLC that provide eligible employees with the opportunity to share in the long-term growth of IBG LLC.

Return on Investment Dollar Units ("ROI Dollar Units"): Since 1998, IBG LLC has granted all non-member employees ROI Dollar Units, which are redeemable under the amended provisions of the plan, and in accordance with regulations issued by the Internal Revenue Service (Section 409A of the Internal Revenue Code). Upon redemption, the grantee is entitled to accumulated earnings on the face value of the certificate, but not the actual face value. For grants made in 1998 and 1999, grantees may redeem the ROI Dollar Units after vesting on the fifth anniversary of the date of their grant and prior to the tenth anniversary of the date of their grant. For grants made between January 1, 2000 and January 1, 2005, grantees must elect to redeem the ROI Dollar Units upon the fifth, seventh or tenth anniversary date. These ROI Dollar Units will vest upon the fifth anniversary of the date of their grant and will continue to accumulate earnings until the elected redemption date. For grants made on or after January 1, 2006, all ROI Dollar Units shall vest on the fifth anniversary date of their grant and will be automatically redeemed.

As of December 31, 2006, payables to employees for ROI Dollar Units were $22,036,457, of which $9,872,520 were vested. These amounts are included in accounts payable, accrued expenses and other liabilities in the statement of financial condition.

IBG LLC Redeemable Members' Interests: Selected employees are granted non-transferable member interests in IBG LLC, which confer ownership rights in IBG LLC and entitle the holders to their proportionate share of the consolidated profits and losses of IBG LLC based on their holding percentages beginning on the date of the grant. The "Agreement as to Member Interest Purchase Rights" (the "Agreement") gives IBG LLC the right to repurchase any member's interests at its discretion at any time which, in particular, is triggered by a termination of employment of a member-employee, and also permits members to sell their interests back to IBG LLC at any time, in every case for an amount equal to management's estimate of fair value, which is book value as defined in the Agreement. Because IBG LLC places a high value on the retention of its key employees, payment for a portion of redeemed interests is contingent on a post-redemption consulting services requirement that, among other conditions, requires that a member-employee not compete with IBG LLC in any area of its businesses for five years following the date of redemption. In order to enforce these terms, payment for one-half of the redeemed interests is, under normal conditions, made within five months after the redemption date. Payment for the remaining one-half of the redeemed interests is made five years hence, subject to satisfaction of the consulting services and non-compete provisions of the Agreement. IBG LLC recognizes compensation expense equal to the granted interest at the time of grant. If and when the terms of the five-year consulting and non-compete period are satisfied, IBG LLC records a distribution of redeemable members' interests at such time as the remaining payment is made to the member-employee. Should any portion of a member-employee's interests be forfeited, such forfeited member interests would be redistributed among the remaining members in proportion to their holding percentages.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the Company, as a market maker, to maintain minimum net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security), with a maximum requirement of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which requires that the Company maintain minimum net capital, as defined, equal to 8% of the total risk margin requirement for all positions carried in customer accounts plus 4% of the total risk margin for all positions carried in non-customer accounts. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2006, the Company had net capital of $996,200,814, which was $982,679,450 in excess of required net capital of $13,521,364.

12. Collateral

The Company enters into securities borrowing and lending transactions and agreements to repurchase and resell securities to finance trading inventory, to obtain securities for settlement and to earn residual interest rate spreads. Under these transactions, the Company either receives or provides collateral, including equity, corporate debt and U.S. Government securities. Under many agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver these securities to counterparties to cover short positions. At December 31, 2006, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was approximately $8.7 billion, substantially all of which has been repledged or resold.

In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements. At December 31, 2006, substantially all government obligations owned were pledged to clearing organizations.

Financial instruments owned and pledged, where the counterparty has the right to repledge, at December 31, 2006 consisted of the following:

Stocks	$ 7,435,313,395
U.S. Treasury Bills	174,105,705
	$ 7,609,419,100

13. Subsequent Event

On January 16, 2007, the Company's Managing Member approved and paid a cash dividend to the members of the Company totaling $24,502,450.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2007

Timber Hill LLC
Two Pickwick Plaza
Greenwich, CT 06830

In planning and performing our audit of the financial statements of Timber Hill LLC (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 26, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); (2) making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act; and (3) for determining compliance with the exemptive provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 and Regulation 30.7 under the Commodity Exchange Act. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the Commodity Future Trading Commission's (collectively the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Commodity Futures Trading Commission, the Chicago Board Options Exchange, the Chicago Mercantile Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

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